Exhibit 99.1

Origin Agritech Limited Sells Minority Stake in Biocentury for RMB 60M

RMB 60M exceeds the original RMB 31M investment in 2006, allows company to focus on growth areas

BEIJING--(BUSINESS WIRE)--May 27, 2010--Origin Agritech Limited (NASDAQ: SEED) (“Origin” or the “Company”), a vertically–integrated supplier of hybrid and genetically-modified crop seeds in China, announced it has divested its minority 34.0% ownership in Biocentury Transgene, a cotton seed producer in southern China, to an existing private investor in Biocentury Transgene for RMB 60.0M. This move is in consideration of Origin’s corporate strategy to maximize its portfolio and focus on markets and segments where synergies can be fully realized. The divestment will incur capital gains but have no significant effect on revenues and earnings 2010.

“We are excited to have the sale completed at a beneficial price and to move forward on a clear, focused path to a bright future for our company and shareholders alike,” said Liang Yuan, President and Chief Executive Officer for Origin.

Origin Agritech will maintain a working relationship with Biocentury Transgene, as this divestiture will not affect Origin’s core seed businesses or GM product pipeline in any manner. Origin continues to seek out and invest in attractive opportunities in domestic China and other areas.

“We believe this continues our goal to become the dominant agricultural solutions provider for the benefit of the Chinese farmer. We are able to focus and invest in complementary products that will have higher returns on capital and add additional value to our existing platform." said Irving Kau, Origin’s Acting Chief Financial Officer.

About Origin

Founded in 1997 and headquartered in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China’s leading, vertically-integrated agricultural biotechnology company specializing in research, development and production to supply the growing populations of China. Origin develops, grows, processes, and markets high quality, hybrid crop seeds to farmers throughout China and parts of Southeast Asia via a network of approximately 3,800 first-level distributors and 65,000 second-level distributors and retailers, and possesses a pipeline of genetically modified seed products including glyphosate resistant corn and Bt Corn. The first genetically modified corn seed product for China, Phytase corn, was approved in November 2009 of which Origin possesses exclusive rights. For further information, please log on www.originagritech.com.

About Biocentury

Established and headquartered in Shenzhen, Biocentury Transgene, specializes in cotton seeds, and possesses an integrated seed production and distribution in China. Completed in FY06, Origin invested roughly RMB 31 million for 34.0% minority stake in Biocentury. In 2009, Biocentury Transgene had revenues of RMB 74.5 million and net earnings of RMB 6.9 million.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

CONTACT:
Origin Agritech Limited
Irving Kau, 949.726.8101 or 011.86.136.8108.0243
Acting Chief Financial Officer
irvingkau@originseed.com.cn